

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

James McCullough
Chief Executive Officer
Renalytix plc
Finsgate
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

      Re: Renalytix plc
          Registration Statement on Form F-3
          Filed on May 2, 2023
          File No. 333-271579

Dear James McCullough:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Industrial Applications and Services

cc: Katie Kazem, Esq.